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04012097

January 6, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

04 JAN -8 AM 7:21

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on January 5, 2004.

We hereby attach English translation of this Press Release.

Thank you for your attention.

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

Yours truly,

S. K

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 1/15

January 5, 2004

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

The Company repurchased its own shares at the market pursuant to Article 210 of Japanese Commercial Code as described below.

1. Period of repurchase:	From December 1st to 31st, 2003
2. Number of shares repurchased:	259,650 shares
3. Total cost of repurchase:	906,650,000 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the annual shareholders' meeting held on June 27th, 2003

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	500,000 shares (maximum)
- Total value of shares to be repurchased:	2,500 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase since the annual shareholders' meeting held on June 27th, 2003 is as follows:

- Total number of shares repurchased:	298,050 shares
- Total value of shares repurchased:	1,044,473,000 yen

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